April 17, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549
Attn:      Kathleen Collins
               Megan Akst

       Re:      National Instruments Corporation
                   Form 10-K for Fiscal Year Ended December 31, 2006
                   Form 8-K filed January 30, 2007
                   File No. 0-25426

Ladies and Gentlemen:

        On behalf of National Instruments Corporation (the “Company”), we submit this letter with regards to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 20, 2007 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Form 8-K filed January 30, 2007.

        As indicated in my recent telephone message to Ms. Akst, the Company has requested an extension to the response period in the Staff’s letter to April 27, 2007. The Company is requesting this additional time due to travel schedules. The Company expects to respond to the Staff’s letter on or prior to such date.

        Please direct any questions you may have to the undersigned at (512) 338-5439. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH&ROSATI Professional Corporation /s/ J. Robert Suffoletta J. Robert Suffoletta, Esq.

cc:      David Hugley, National Instruments Corporation